KENMAR GLOBAL TRUST
                          UNAUDITED ACCOUNT STATEMENT
                     FOR THE MONTH ENDING NOVEMBER 30, 2001

                           STATEMENT OF INCOME (LOSS)

TRADING INCOME (LOSS)
Realized Trading Gain/(Loss) ..................................     $323,814.79
Change in Unrealized Gain/(Loss) ..............................  ($1,214,534.34)
Gain/(Loss) on Other Investments ..............................      ($8,919.04)
Brokerage Commission ..........................................    ($154,345.29)
                                                                 --------------
Total Trading Income ..........................................  ($1,053,983.88)

EXPENSES
Audit Fees ....................................................           $0.00
Administrative and Legal Fees .................................      ($5,984.30)
Management Fees ...............................................           $0.00
Incentive Fees ................................................    ($129,937.82)
Other Expenses ................................................           $0.00
                                                                 --------------
Total Expenses ................................................    ($135,922.12)

INTEREST INCOME ...............................................       $2,745.39

NET INCOME (LOSS) FROM THE PERIOD .............................    ($915,316.37)
                                                                 ==============


                 STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)

Beginning of Month ................ $16,837,667.77
Addition ..........................    $100,626.00
Withdrawal ........................    ($60,898.83)
Net Income/(Loss) .................   ($915,316.37)
                                    --------------
Month End ......................... $15,962,078.57

Month End NAV Per Unit ............         $97.03

Monthly Rate of Return ............          -5.44%
Year to Date Rate of Return .......           0.02%

                    To the best of our knowledge and belief,
                the information above is accurate and complete:

/s/ KENNETH A. SHEWER                                /s/ MARC S. GOODMAN
---------------------------                          --------------------------
Kenneth A. Shewer, Chairman                          Marc S. Goodman, President

                   Kenmar Advisory Corp., General Partner of
                              Kenmar Global Trust

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November 2001
                                         ---------------------------------------
                                         KENMAR
SUMMARY                                  ---------------------------------------
                                         GLOBAL
                                         ---------------------------------------
                                         TRUST
                                         ---------------------------------------

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Kenmar Global Trust (KGT) ended November -5.44%, net of fees and expenses, on losses throughout the global interest rate markets. Also unprofitable were positions in the currencies, base metals and grains. Dampening the decline were profitable positions in the energies and global stock indices. The Net Asset Value per unit of KGT was $97.03 as of November 2001.

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Allocation of Assets to Advisors


                                Nov 1 2001         Dec 1 2001
                                ----------         ----------
     Beacon ...................     6%                 5%
     C~View ...................    23%                25%
     Grinham ..................    24%                24%
     Transtrend ...............    24%                24%
     Winton ...................    23%                22%

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Optimism reigned in November as investors continued to buoy global stock indices. In the U.S., strong gains were registered early as the Federal Reserve continued its attempt to reverse the slide of the U.S. economy by reducing interest rates for the 10th time this year. Short-term U.S. rates are now at their lowest level since 1961. This aggressive action, combined with encouraging news on the war in Afghanistan and early positive economic readings, served to spark investor buying. Even word that the U.S. economy had officially fallen into a recession was reason to buy, as investors took comfort in the fact that they could now look forward to an economic rebound. European stock indices followed the path of the U.S. markets, as did the Japanese Nikkei, despite continued dire economic readings and data showing record high unemployment. At month-end, the mood in global equities turned decidedly more sober on renewed worries over the health of the U.S. economy. News that consumer confidence had hit its lowest level in 7-1/2 years and that 3rd quarter Gross Domestic Product, the broadest measure of the economy's health, put in its worst performance in more than a decade hurt global equities.

The U.S. dollar followed the fortunes of the stock market, rallying for a good part of the month until renewed concerns about the U.S. economy's ability to rebound quickly from the recession weighed on the currency. At month-end, the dollar was modestly higher against its major counterparts save the Canadian and Australian dollars, which rallied sharply on the belief that better global economics would particularly benefit these commodity currencies. U.S. bond markets suffered in the rush back to equities as prices abruptly tumbled on the belief that the U.S. downturn could be near an end. By month-end, however, optimism was tempered and investors again moved to bonds on hints that additional interest rate cuts were a possibility. Further, the collapse of the energy firm Enron sent investors out of investment grade and junk corporate bonds into the safety of Treasuries.

Outside of the financial arena, high levels of volatility marked petroleum prices, as the price for crude oil vacillated sharply on uncertainty over whether OPEC and other non-member oil producing countries would cut output in the face of declining prices. Prices fell to two-year lows during the month but found some support later, on fears that the war on terrorism would expand to Iraq. Supply worries also lifted prices. In the metals, copper prices jumped sharply off 14-year lows while precious metals prices sank. In the tropicals, cocoa took the spotlight as prices raced to 33-month highs on expectations for tight supplies from the Ivory Coast, the world's largest cocoa producer. Sugar prices also rallied amid concerns about tight near-term supplies, as damage caused by Hurricane Michelle weighed on Cuban production

To the best of my knowledge and belief, the above information is accurate and complete.

Sincerely,

/s/ ESTHER ECKERLING GOODMAN
----------------------------------------
Esther Eckerling Goodman
Chief Operating Officer and
Senior Executive Vice President
Kenmar Advisory Corp., as Managing Owner
Kenmar Global Trust

At the request of KGT, Beacon no longer trades stock indices for the Fund's account; the Meka program remains unchanged in all other respects. There can be no assurance that such modification will enhance the performance of the Meka program (or reduce losses in unprofitable periods).

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        PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS
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    K E N M A R
Kenmar Advisory Corp.

For further information contact        Two American Lane        Tel 203.861.1025
Kenmar Securities, Inc.                PO Box 5150              Fax 203.552.1500
                                       Greenwich, CT 06831